Exhibit 99.1

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco integrates again the Vigeo EIRIS – Emerging 70 Sustainability Index

Itaú Unibanco Holding S.A. is pleased to announce that it has been selected for the second time to enter the portfolio of the Vigeo EIRIS – Emerging 70 Sustainability Index.

The index is made up of 70 companies, selected from 842 listed companies in developing countries, with the best corporate responsibility performance according to the ratings assigned by Vigeo. The index’s constitution is reviewed twice annually, in June and December.

About Vigeo: founded in 2002, Vigeo is Europe’s leading agency devoted to corporate responsibility evaluation, according to six aspects: business behavior, community involvement, corporate governance, environment, human rights, and human resources.

Inclusion into Vigeo EIRIS – Emerging 70 reflects Itaú Unibanco Holding S.A.’s long-term commitment to ethical business behavior, compliance with the law, corporate governance, and social, cultural and environmental responsibility. We believe that this commitment is a determinant factor for us to maintain sustained and targeted growth in the coming years in order to create value for our shareholders and society.

São Paulo, July 11, 2016.

Marcelo Kopel
Investor Relations Officer
Itaú Unibanco Holding S.A.